

November 24, 2010

Michael J. Loiacono
Chief Financial Officer
Global Axcess Corp.
7800 Belfort Parkway, Suite 165
Jacksonville, FL 32256

      Re: Global Axcess Corp.
             Item 4.01 Form 8-K
             Filed November 22, 2010
             File No. 0-17874

Dear Mr. Loiacono:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K Filed November 22, 2010

1.   Please disclose whether KRMT resigned, declined to stand for re-election or was dismissed and the date thereof. Please refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

2.   Please revise to disclose whether KRMT's report on the financial statements for either of the past two fiscal years ended December 31, 2009 and December 31, 2008 contained an adverse opinion or a disclaimer of opinion or were qualified or modified as to uncertainty, audit scope, or accounting principles and describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K. Please note that this disclosure should include the last two audit reports not just the most recent report which may cover two years of financial statements.

3.   Please revise your disclosure regarding the period during which there were no disagreements with your former accountant and the period for which there were no reportable events. This period should include the two most recent years and any subsequent interim period through the date of change. Refer to paragraph (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

4.   Please file an updated letter from KRMT as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief